                                                       REGISTRATION NO. 33-57920
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                         POST-EFFECTIVE AMENDMENT NO. 5
                                  ON FORM S-3
                                       TO
                                    FORM F-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              ----------------

                    POTASH CORPORATION OF SASKATCHEWAN INC.
             (Exact name of Registrant as specified in its charter)

                              ----------------

SASKATCHEWAN, CANADA                                              N/A
(State or other jurisdiction of                                (I.R.S. Employer
incorporation or organization)                               Identification No.)


                             122 - 1ST AVENUE SOUTH
                    SASKATOON, SASKATCHEWAN, CANADA S7K 7G3
                                  306-933-8500
   (Address and telephone number of Registrant's principal executive offices)


                              ----------------

                       CHARLES E. CHILDERS, PRESIDENT
                    POTASH CORPORATION OF SASKATCHEWAN INC.
                             122 - 1ST AVENUE SOUTH
                    SASKATOON, SASKATCHEWAN, CANADA  S7K 7G3
                                  306-933-8500
           (Name, address and telephone number of agent for service)

                              ----------------

The Commission is requested to send copies of all communications to:

                             JAMES B. HALPERN
                             ARENT FOX KINTNER PLOTKIN & KAHN
                             1050 CONNECTICUT AVE., N.W.
                             WASHINGTON, D.C.  20036-5339

                              ----------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / X /
     ----

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with divided or interest
reinvestment plans, check the following box.  /   /
                                              ----
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  /   /
                                                         ----
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  /   /
                        ----   --------------

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. /   /
                                ----

PROSPECTUS

                    POTASH CORPORATION OF SASKATCHEWAN INC.

                                 COMMON SHARES

                           DIVIDEND REINVESTMENT PLAN

This Prospectus relates to the offering by Potash Corporation of Saskatchewan Inc. to holders of its common shares (the "Shares") of the right to participate in its Dividend Reinvestment Plan (the "Plan"). Under the Plan, cash dividends on Shares are reinvested in newly issued Shares at market value, without brokerage commissions.

NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS, IN ANY WAY, PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREBY AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENSE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AUTHORITY, NOR HAS THE COMMISSION OR ANY STATE SECURITIES AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is April 28, 1997.

The Company is incorporated under the laws of the Province of Saskatchewan. Most of the directors and officers of the Company (and the Company's independent chartered accountants) reside outside the United States (in Canada). Substantially all of the assets of these persons are located outside the United States. It may not be possible for investors to effect service of process within the United States upon such persons or to enforce against the Company or such persons judgments obtained in the United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. The Company has been advised by its solicitors, Robertson Stromberg, that there is some doubt as to the enforceability in Canada in original actions, or in actions for enforcement of judgments of United States courts, of civil liabilities predicated upon the federal securities laws of the United States.

No person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or solicitation of an offer to buy, any securities offered hereby in any jurisdiction to any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

The Company files reports and other information with the Securities and Exchange Commission. The reports and other information can be inspected and copied at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth St., N.W., Washington, D.C. 20549; Room 1400, 500 West Madison St., Chicago, Illinois 60661; and 13th Floor, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained by mail from the public reference section of the Commission at 450 Fifth St., N.W., Washington, D.C. 20549, at prescribed rates. The Shares are listed on the New York Stock Exchange, and the Company files reports and other information therewith. Such reports and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad St., New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents previously filed with the Securities and Exchange Commission, Washington, D.C., pursuant to the Securities Exchange Act of 1934 are incorporated by reference in this Prospectus:

1.  The Company's Annual Report on Form 10-K for the year ended December 31,
    1996.

2. The Company's Registration Statements on Form 8-A, dated September 28, 1989, and December 16, 1994.

All filings by the Company with the Commission covering periods ending after December 31, 1996 pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, prior to the termination of the Plan, shall be deemed to be incorporated by reference in this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, any information that has been incorporated by reference in this Prospectus. Requests for such information should be directed to the Company's Secretary at 122-1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3 (306/933-8500).





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
                                  THE COMPANY

The Company is one of the world's largest integrated fertilizer companies. In 1996, the Company's potash production represented an estimated 15% of global production. In that year, the Company had 23% of global capacity and an estimated 41% of global excess capacity, giving it more available potash capacity than any single company or country other than Canada. The Company is also the third largest producer of phosphates worldwide by capacity, currently representing approximately 9% of world production and 7% of world capacity.

On March 6, 1997, the Company acquired all of the outstanding capital stock of Arcadian Corporation in exchange for 8,030,236 Shares and $555,145,002. Arcadian Corporation, which now operates under the name PCS Nitrogen, Inc., is the largest producer and marketer of nitrogen fertilizers and nitrogen chemicals in the Western Hemisphere.

The Shares are listed on the Toronto and Montreal Stock Exchanges in Canada and the New York Stock Exchange in the United States.

The principal executive offices of the Company are located at 122 - 1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3, and its telephone number is
(306) 933-8500.

In this Prospectus, the Company refers to Potash Corporation of Saskatchewan Inc. and its subsidiaries, unless the context otherwise requires.

                                    THE PLAN

Under the Plan, a shareholder of the Company may reinvest cash dividends on Shares and obtain newly issued Shares directly from the Company at Market Value per Share (defined under "Number of Shares").

PARTICIPATION

A shareholder who is registered as such in the records of the Company may become a participant in the Plan (a "Participant"). To become a Participant, a beneficial owner of Shares whose Shares are not registered in the beneficial owner's name must become a shareholder of record by having the Shares transferred into the beneficial owner's name unless the beneficial owner arranges with the record holder for the record holder to participate in the Plan on behalf of the beneficial owner.

A Participant may reinvest, in newly issued Shares, cash dividends, less any applicable withholding tax, paid on all or a portion of the Shares held by the Participant. Participation commences on the dividend record date following receipt by The R-M Trust Company (the "Agent") of a duly completed form relating to participation. Participation continues concerning Shares included in the Plan unless and until participation is terminated pursuant to the Plan.





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
NUMBER OF SHARES

The number of Shares to which a Participant is entitled, in connection with a cash dividend on Shares subject to the Plan, is determined by dividing the aggregate cash dividend on such Shares, less any applicable withholding tax, by the Market Value per Share. "Market Value per Share" is the average of the per Share closing sales prices for board lots of Shares on the Toronto Stock Exchange and for round lots of Shares reported in the New York Stock Exchange -- Consolidated Trading for the five trading days immediately prior to the dividend payment date. For a Participant whose registered address is in Canada, Market Value per Share is expressed in Canadian dollars; for other Participants, in United States dollars. In the calculations, currency conversions are made at the Bank of Canada noon rates of exchange on the trading days.

The account of each Participant is credited, as of each dividend payment date, with the number of newly issued Shares, including, if applicable, a fraction of a Share calculated to three decimal places, to which the Participant becomes entitled.

Shares, including fractions of Shares, acquired under the Plan are, in turn, subject to the Plan.

STATEMENTS OF ACCOUNT

The Agent will maintain an account for each Participant relating to the Participant's Shares subject to the Plan and will mail a statement of account to each Participant after each dividend payment. This statement will set forth the cash dividends paid on the Shares subject to the Plan, withholding tax if applicable, the number of newly issued Shares, including fractions, resulting from reinvestment of the net dividends, the purchase price per Share and the total number of Shares, including fractions, subject to the Plan, standing to the credit of the Participant.

CERTIFICATES FOR SHARES

A Participant may at any time obtain a certificate for any number of whole Shares subject to the Plan standing to the Participant's credit (not represented by an outstanding certificate) by written request to the Agent.

VOTING OF SHARES

The voting of whole Shares held for a Participant may be directed by the Participant in connection with any meeting of the shareholders of the Company. A fractional Share does not carry the right to vote.

SALE OR OTHER TRANSFER OF SHARES

To sell or otherwise transfer Shares credited to a Participant's account, the Participant must obtain a certificate representing such Shares. A certificate may only be issued for a whole number of Shares. The Company will not recognize a pledge of, or other encumbrance against, the Shares credited to an account under the Plan for which a certificate has not been issued. If a Participant transfers a portion of Shares registered in the Participant's name in connection with a sale or otherwise, the transfer will be deemed, in the absence of written instructions to the contrary, to have been made first out of the Shares, if any, which are not subject to the Plan.





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
TERMINATION OF PARTICIPATION

A Participant may, at any time by written notice to the Agent, terminate participation as to all or a portion of the Participant's Shares subject to the Plan. Dividends on the Shares being withdrawn will be paid thereafter in cash and not reinvested in Shares. Participation in the Plan will terminate automatically upon receipt by the Agent of written notice of the death of a Participant.

When participation terminates, a certificate for the appropriate number of whole Shares will be issued and mailed to the terminated Participant with a check for the market value of any fraction of a Share, calculated by the Company or the Agent pursuant to any reasonable method. In general, the termination will be effective when a notice of termination is received by the Agent. However, if the notice of termination is received after a dividend record date but on or before the related dividend payment date, the termination will be effective on the business day immediately following such dividend payment date.

ADMINISTRATION AND COSTS

The Agent will administer the Plan. All costs of administration of the Plan will be borne by the Company.

RESPONSIBILITY OF THE COMPANY AND THE AGENT

The Company and the Agent will not be liable under the Plan for any act or omission made in good faith.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The Company has the right to amend, suspend or terminate the Plan at any time. However, such action will not have any retroactive effect in connection with cash dividends previously reinvested. Written notice of any action by the Company affecting the Plan will be sent to each Participant. If the Plan is terminated, a certificate for the appropriate number of whole Shares will be issued and mailed to each Participant with a check for the proceeds of sale of any fraction of a Share.



          CERTAIN INCOME TAX CONSIDERATIONS FOR UNITED STATES PERSONS

         The following summary is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice to any participant in the Plan. This discussion does not purport to deal with all aspects of Canadian and United States federal income taxation that may be relevant to participants in the Plan and does not take into account Canadian provincial or territorial tax laws, United States state or local tax laws, or tax laws of jurisdictions outside of Canada and the United States. The following is based upon the tax laws of Canada and the United States as in effect on the date of this Prospectus, which are subject to change. Participants should consult their own tax advisors with respect to their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

         The following summarizes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Act") generally applicable to participation in the Plan by a participant who

(i) throughout the period during which the participant owns Shares, is not resident in Canada for purposes of the Act and is a resident of the United States for purposes of the Canada-United States Income Tax Convention (the "Convention"), (ii) holds Shares as capital property, (iii) deals at arm's length with the Company, (iv) does not use or hold, and is not deemed to use or hold, such Shares in, or in the course of, carrying on a business or providing independent personal services in Canada, and (v) does not own (or is not treated as owning) 10% or more of the outstanding voting shares of the Company (a "U.S. Participant").

         Dividends paid or credited on Shares owned by a U.S. Participant and designated for reinvestment under the Plan will be subject to Canadian withholding tax under the Act at a rate of 25% on the gross amount of the dividends. The rate of withholding tax generally is reduced under the Convention to 15% where the U.S. Participant is the beneficial owner of the dividends. The Convention generally provides an exemption from Canadian income tax for dividends earned by (i) certain U.S. exempt organizations (such as educational and charitable organizations), and (ii) certain entities and other arrangements (including pension funds and individual retirement accounts) that generally are exempt from United States income taxation and that are operated exclusively to administer or provide employee benefits.

         A gain realized by a U.S. Participant on a disposition or deemed disposition of Shares generally will not be subject to tax under the Act unless such Shares constitute taxable Canadian property within the meaning of the Act. Even if such Shares constituted taxable Canadian property, such gain generally will be exempt from Canadian income tax under the Convention as long as the value of the Shares is not derived principally from real property situated in Canada.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following summarizes the principal United States federal income tax considerations applicable to a U.S. Participant in the Plan. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a U.S. Participant, including a U.S. Participant owning (or treated as owning) 10% or more of the outstanding voting shares of the Company.

         As explained above under the heading "Certain Canadian Federal Income Tax Considerations", dividends paid or credited to U.S. Participants on Shares and designated for reinvestment under the Plan generally will be subject to Canadian nonresident withholding tax at the Convention-reduced rate of 15%.

         A U.S. Participant generally will recognize, to the extent of the Company's current or accumulated earnings and profits, taxable ordinary income in an amount equal to the U.S. dollar equivalent of the sum of the fair market value of the Shares purchased with reinvested dividends on the payment date plus the amount of Canadian withholding tax. In general, a U.S. Participant may elect to claim either a deduction or, subject to certain limitations, a credit in computing its United States federal income tax liability for Canadian income tax withheld from dividends paid or credited on the Shares and designated for reinvestment under the Plan. Such dividends will not be eligible for the dividends-received deduction generally provided to corporations receiving dividends from certain United States corporations.

         Upon a sale or other disposition of Shares, a U.S. Participant generally will recognize gain or loss equal to the difference between the amount realized on such sale or disposition and the adjusted tax basis of such Shares. If Shares are held as capital assets, any such gain or loss will be capital gain or loss.

                                USE OF PROCEEDS

The net proceeds from issuance of Shares offered hereby will be added to the general funds of the Company and made available for general corporate purposes, including working capital requirements.


                                 LEGAL MATTERS

The validity of the Shares has been passed upon for the Company by Robertson Stromberg, Saskatoon, Saskatchewan. Certain legal matters involving United States law in connection with this Prospectus have been passed upon for the Company by Arent Fox Kintner Plotkin & Kahn, Washington, D.C. E. Robert Stromberg, Q.C., a partner of Robertson Stromberg, is a director of the Company.


                                    EXPERTS

The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of Deloitte & Touche, independent chartered accountants, and on their authority as experts in auditing and accounting.

                                INDEMNIFICATION

Section 119 of the Business Corporations Act (Saskatchewan) authorizes corporations to indemnify past and present directors and officers for liabilities incurred in connection with their services as such (including expenses and settlement payments) if the director or officer acted honestly and in good faith with a view to the best interests of the corporation and, in the case of a criminal or administrative proceeding, if the director or officer had reasonable grounds for believing his or her conduct involved was lawful. In the case of a suit by or on behalf of the corporation, a court must approve the indemnification. Section 10.04 of the Company's bylaws requires that the Company indemnify directors and officers to the extent permitted by law. The Company has entered into Agreements of Indemnification with its directors and officers providing for indemnification permitted by law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.





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
                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Saskatoon, Province of Saskatchewan, Canada, on this 28th day of April, 1997.


                                POTASH CORPORATION OF SASKATCHEWAN INC.


                                By  /s/ BARRY E. HUMPHREYS
                                  -----------------------------------
                                    Barry E. Humphreys
                                    Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on the 28th day of April, 1997.

          Signature                                           Title
          ---------                                           -----
                 *
                                                   Chairman of the Board,
---------------------------------                  President and Chief
         Charles E. Childers                       Executive Officer

 /s/     BARRY E. HUMPHREYS                        Senior Vice President, Finance
---------------------------------                  and Treasurer (Principal Financial
         Barry E. Humphreys                        and Accounting Officer)

                 *
                                                   Director
---------------------------------
         Isabel B. Anderson

                 *
                                                   Director
---------------------------------
         Dennis J. Cote

                 *
                                                   Director
---------------------------------
         William J. Doyle

                 *
                                                   Director
---------------------------------
         Willard Z. Estey

                 *
                                                   Director
---------------------------------
         Dallas J. Howe

                 *
                                                   Director
---------------------------------
         James F. Lardner

                 *
                                                   Director
---------------------------------
         Donald E. Phillips

                 *
                                                   Director
---------------------------------
         Paul J. Schoenhals

                 *
                                                   Director
---------------------------------
         Daryl K. Seaman

                 *
                                                   Director
---------------------------------
         E. Robert Stromberg

                 *
                                                   Director
---------------------------------
         Jack G. Vicq

                 *
                                                   Director
---------------------------------
         Barrie A. Wigmore

                 *
                                                   Director
---------------------------------
         Paul S. Wise

PCS Phosphate Company, Inc.                        Authorized Representative
                                                   in the United States

By  /s/ THOMAS J. WRIGHT
  --------------------------------
         Thomas J. Wright
         President


                                  *By  /s/ BARRY E. HUMPHREYS
                                     ------------------------------------------
                                           Barry E. Humphreys, pursuant
                                           to Power-of-Attorney


                                      II-2